DIVERSEY, INC.

8310 16th Street

Sturtevant, Wisconsin 53177-0902

April 2, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Diversey, Inc.

8.25% Senior Notes due 2019

Registration Statement on Form S-4

Ladies and Gentlemen:

On the date hereof, Diversey, Inc. (the “Company”), Auto-C, LLC, Integrated Sanitation Management, Inc., JDI CEE Holdings, Inc., Diversey Puerto Rico, Inc., Diversey Shareholdings, Inc., Diversey USA Shareholdings, Inc., Professional Shareholdings, Inc., The Butcher Company, JDI Holdings, Inc., DuBois International, Inc., JD Polymer, LLC and JWP Investments, Inc. (the “Subsidiary Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) $400,000,000 aggregate principal amount of the Company’s 8.25% Senior Notes due 2019 (the “Exchange Notes”) for an equal principal amount of the Company’s 8.25% Senior Notes due 2019, which were issued on November 24, 2009.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991),
K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer

Securities and Exchange Commission

to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such existing securities pursuant to the Exchange Offer. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not

Securities and Exchange Commission

engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

Very truly yours,

DIVERSEY, INC.

By:	/s/ Scott D. Russell
Scott D. Russell
Senior Vice President, General Counsel and Secretary

AUTO-C, LLC
INTEGRATED SANITATION MANAGEMENT, INC.
JDI CEE HOLDINGS, INC.
DIVERSEY PUERTO RICO, INC.
DIVERSEY SHAREHOLDINGS, INC.
DIVERSEY USA SHAREHOLDINGS, INC.
PROFESSIONAL SHAREHOLDINGS, INC.
THE BUTCHER COMPANY
JDI HOLDINGS, INC.
DUBOIS INTERNATIONAL, INC.
JD POLYMER, LLC

By:	/s/ Jeffrey M. Haufschild
Jeffrey M. Haufschild
Assistant Treasurer

JWP INVESTMENTS, INC.

By:	/s/ Jeffrey M. Haufschild
Jeffrey M. Haufschild
Treasurer

cc:	Edward B. Winslow, Esq.